Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.                     Name & Address of Company

Eurasian Minerals Inc. (the “Company”)
Suite 501 - 543 Granville Street
Vancouver, British Columbia
V6C 1X8

Item 2.                     Date of Material Change

November 13, 2015

Item 3.                     News Release

A press release dated November 16, 2015 was issued to the British Columbia and Alberta Securities Commission, the TSX Venture Exchange and through the facilities of Marketwired via Canadian Timely Disclosure.

Item 4.                     Summary of Material Change

The Company announced the appointment of Kim Casswell as Corporate Secretary, taking on the position held by Valerie Barlow since 2011.

Item 5.                     Full Description of Material Change

Item 5.1                   Full Description of Material Change

The Company announced the appointment of Kim Casswell as Corporate Secretary, taking on the position held by Valerie Barlow since 2011. Kim was the Company’s Corporate Secretary from 2003-2010, and played an important role in the early growth of the Company. Ms. Casswell has over 20 years of experience as a Corporate Secretary for several companies listed on the TSX Venture and the Toronto Stock Exchanges, and has a keen understanding of the regulations governing public companies.

Item 5.2                   Disclosure for Restructuring Transactions

Not applicable

Item 6.                     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.                     Omitted Information

None.

Item 8.                     Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Kim Casswell, Corporate Secretary
Phone: 604-688-6390
Email: kcasswell@seabordservices.com

Item 9.                     Date of Report

November 17, 2015